UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __) *

Admax Resources, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

(CUSIP Number)

794 East 20th Avenue
Vancouver, B.C. Canada V6T 4E7
Telephone: (604) 779-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. :
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

David W Ze_____________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) N/A
(b)--------------------------____________________________________________________

3. SEC Use Only--------------------_________________________________________

4. Source of Funds (See Instructions): PF______________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6. Citizenship or Place of Organization: Candian_______________

Number of Shares 7. Sole Voting Power: 500,000
Beneficially Owned 8. Shared Voting Power: 0
by Each Reporting 9. Sole Dispositive Power: 500,000
Person With 10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11): 21.01%

14. Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

Security:  Common Stock, no par value (“Common Stock”)
(CUSIP No. ___________)
Issuer:   Admax Resources, Inc.
794 East 20th Avenue
Vancouver, B.C. Canada V6T 4E7

Item 2. Identity and Background
(a) Name of Person Filing: David W. Ze.
(b) Address: 1170 Howse Place.
Coquitlam, BC Canada.
(c) ____________________________________.
(d) ____________________________________.
(e) ____________________________________.
(f) ____________________________________.

Item 3. Source and Amount of Funds or Other Consideration.

As per the procedure when incorporating a company in the Province of British Columbia, the founding officer and director, David W. Ze, was allotted 500,000 shares upon the incorporation of Admax Resources, Inc. (the “Issuer”)

On ___________, ________________ participated in a private placement offering of the Issuer where he bought with his personal funds, ___________ common shares for the sum of $______.

Item 4. Purpose of Transaction.

The purpose of the transaction was to raise operating capital for the Issuer.

Item 5. Interest in Securities of the Issuer.

1. _________________________
(a) Amount Beneficially Owned: 500,000
Percent of Class: 21.01%
(b) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 500,000
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition of: 500,000
(iv) Shared power to dispose or direct the disposition of: 0

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2006	By:	/s/ David W Ze
David W Ze

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See
18 U.S.C. 1001)